EXHIBIT (a)(1)(xiv)

E-MAIL COMMUNICATION TO ELIGIBLE HUMAN GENOME SCIENCES, INC.
OPTIONHOLDERS, DATED JUNE 8, 2004

      As you know, HGS is in the process of implementing a Stock Option Exchange Program. We anticipate commencing the program and communicating the details to you on Monday, June 14, 2004.

      In order to participate in the program, eligible employees must not have received any stock options during the six months and one day prior to the commencement of the offer (since December 13, 2003, based on our estimated commencement date). We understand that some of you have received promotion stock options since December 13, 2003, referred to as “Recent Options” below. In order to participate in the program, you must agree to the cancellation of your Recent Options.

      However, you are not required to participate in the program. If you have Recent Options, you may elect not to participate in the program and may keep all of your existing options, including your Recent Options and any options having an exercise price above $35 per share.

      If you choose to cancel your Recent Options, you should be aware that we cannot assure you that we will replace your Recent Options. Accounting rules prohibit us from making future option grants, or making any guarantees of or communicating our intention with respect to future option grants, until at least six months and one day after the expiration of the exchange offer. Further, under the terms of our Amended and Restated 2000 Stock Incentive Plan, any options that may be granted in the future must have an exercise price of at least the fair market value of the underlying shares on the date of grant.

      HGS has not commenced the stock option exchange program referred to in this communication. If HGS implements the stock option exchange, HGS will provide eligible optionholders with written materials explaining the precise terms and timing of the exchange offer. Eligible optionholders should read these written materials carefully because they will contain important information about the program. These materials and other documents filed by HGS with the Securities and Exchange Commission can be obtained free of charge from the SEC’s website at www.sec.gov. The option exchange program is subject to securities regulation in most jurisdictions and will not be offered in any jurisdiction until HGS complies with all regulations and receives requisite government approvals. If you have previously tendered or attempted to tender your options, then your election form and stock options will be returned to you. HGS optionholders may obtain a written copy of the tender offer statement, when available, by contacting Human Resources at Human Genome Sciences, Inc., 14200 Shady Grove Road, Rockville, Maryland 20850-7464.

Thank you.

Susan Bateson McKay